EXHIBIT 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As independent certified public accountants, we hereby consent to the incorporation by reference of our report dated June 29, 2001, relating to the consolidated financial statements of Toymax International, Inc. (“Toymax”) appearing on our audits of the consolidated financial statements of Toymax as of March 31, 2001 and 2000, and for each of the three years in the period ended March 31, 2001 and to the incorporation by reference of our report in any registration statement relating to the offering to which this Registration Statement relates filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended. We also hereby consent to the reference to our firm as “Experts” in the Registration Statement.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
New York, New York
April 23, 2002